Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 760 Registration Statement Nos. 333-221595; 333-221595-01 Dated July 5, 2018 Filed pursuant to Rule 433

Structured Investments

Contingent Income Auto-Callable Securities due February 3, 2020, with 9-month Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the iShares® MSCI Emerging Markets ETF and the S&P 500® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlyings:	iShares® MSCI Emerging Markets ETF (the “EEM Shares”) and S&P 500® Index (the “SPX Index”). For more information about the underlyings, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	July 26, 2018
Original issue date:	July 31, 2018 (3 business days after the pricing date)
Maturity date:	February 3, 2020
Early redemption:

The securities are not subject to automatic early redemption until nine months after the original issue date. Following this initial 9-month non-call period, if, on any of the three redemption determination dates, beginning on April 26, 2019, the closing level of each underlying is greater than or equal to its respective initial level, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the closing level of either underlying is below the respective initial level for such underlying on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Contingent quarterly coupon:

A contingent coupon at an annual rate of 7.75% (corresponding to approximately $19.375 per quarter per security) will be paid on the securities on each coupon payment date but only if the closing value of each underlying is at or above its respective coupon barrier level on the related observation date.

If, on any observation date, the closing value of either underlying is less than the respective coupon barrier level for such underlying, we will pay no coupon for the applicable quarterly period. It is possible that one or both underlyings will remain below their respective coupon barrier levels for extended periods of time or even throughout the entire 1.5-year term of the securities so that you will receive few or no contingent quarterly coupons.

Trigger event:	A trigger event occurs if, on any trading day or index business day from but excluding the pricing date to and including the final observation date, the closing level of either underlying is less than its respective downside threshold level.
Payment at maturity:

At maturity, investors will receive, in addition to the final contingent quarterly coupon payment, if payable, a payment at maturity determined as follows:

If a trigger event HAS NOT occurred on any trading day or index business day during the term of the securities up to and including the final observation date: the stated principal amount

If a trigger event HAS occurred on any trading day or index business day during the term of the securities up to and including the final observation date: (i) the stated principal amount multiplied by (ii) the performance factor of the worst performing underlying, subject to a maximum payment at maturity of the stated principal amount.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $965.90 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Instead, the securities will pay a contingent quarterly coupon but only if the closing level of each of the iShares® MSCI Emerging Markets ETF and the S&P 500® Index is at or above its coupon barrier level of 70% of its respective initial level on the related observation date. If, however, the closing level of either underlying is less than its coupon barrier level on any observation date, we will pay no interest for the related quarterly period. In addition, the securities will be automatically redeemed if the closing level of each underlying is greater than or equal to its respective initial level on any of the two quarterly redemption determination dates (beginning approximately one year after the original issue date) for the early redemption payment equal to the sum of the stated principal amount plus the related contingent quarterly coupon. At maturity, if the securities have not previously been redeemed and the closing level of each underlying has remained greater than or equal to 70% of the respective initial level, which we refer to as the downside threshold level, on each trading day and each index business day during the term of the securities, the payment at maturity will be the stated principal amount and the related contingent quarterly coupon. If, however, the closing level of either underlying is less than its respective downside threshold level on any trading day or index business day during the term of the securities, a trigger event will have occurred and investors will be fully exposed to the decline in the worst performing underlying on a 1-to-1 basis and, if the final level of either underlying is less than its initial level, investors will receive a payment at maturity that is less than the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment and also the risk of not receiving any contingent quarterly coupons throughout the 1.5-year term of the securities. Because all payments on the securities are based on the worst performing of the underlying indices, a decline beyond the respective coupon barrier level or respective downside threshold level, as applicable, of either underlying will result in few or no contingent coupon payments and a potentially significant loss of your investment, even if the other underlying has appreciated or has not declined as much. The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no quarterly coupons over the entire 1.5-year term. Investors will not participate in any appreciation of either underlying. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318008095/dp92979_fwp-ps760.htm

Terms continued from previous page:

Redemption determination dates:	Quarterly, beginning April 26, 2019, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-trading days and non-index business days, as applicable, and certain market disruption events.
Early redemption dates:	Quarterly, beginning May 1, 2019 (approximately nine months after the original issue date), as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Coupon barrier level:	With respect to the EEM Shares: 70% of its initial level With respect to the SPX Index: 70% of its initial level
Downside threshold level:	With respect to the EEM Shares: 70% of its initial level With respect to the SPX Index: 70% of its initial level
Initial level:	With respect to the EEM Shares: its closing level on the pricing date With respect to the SPX Index: its closing level on the pricing date
Final level:	With respect to each underlying, the respective closing level on the final observation date
Closing level:

With respect to the EEM Shares, on any trading day, the closing price of one EEM Share on such day times the adjustment factor on such day

With respect to the SPX Index, on any index business day, the index closing value of such underlying on such day

Worst performing underlying:	The underlying with the larger percentage decrease from the respective initial level to the respective final level
Performance factor:	Final level divided by the initial level
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Redemption Dates” in the accompanying preliminary terms; provided that if any such day is not a business day, that contingent quarterly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Quarterly, as set forth under “Observation Dates, Coupon Payment Dates and Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-trading days and non-index business days, as applicable, and certain market disruption events. We also refer to January 29, 2020 as the final observation date.
Adjustment factor:	With respect to the EEM Shares, 1.0, subject to adjustment in the event of certain events affecting the EEM Shares
CUSIP / ISIN:	61768C6Q5 / US61768C6Q58
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	The securities do not provide for the regular payment of interest.

•	You are exposed to the price risk of both underlyings, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

•	Because the securities are linked to the performance of the worst performing underlying, you are exposed to greater risks of receiving no contingent quarterly coupons and sustaining a loss on your investment than if the securities were linked to just one index.

•	The contingent quarterly coupon, if any, is based on the value of each underlying on only the related quarterly observation date at the end of the related interest period.

•	Investors will not participate in any appreciation in either underlying.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	There are risks associated with investments in securities, such as the securities, linked to the value of foreign (and especially emerging markets) equity securities.

•	The price of the EEM Shares is subject to currency exchange risk.

•	The market price will be influenced by many unpredictable factors.

•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the EEM Shares.

•	Adjustments to the EEM Shares or the share underlying index could adversely affect the value of the securities.

•	The performance and market price of the EEM Shares, particularly during periods of market volatility, may not correlate with the performance of the share underlying index, the performance of the component securities of the share underlying index or the net asset value per share of the EEM Shares.

•	Not equivalent to investing in the underlyings or the stocks composing the share underlying index or the SPX Index.

•	Reinvestment risk.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 1.5-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the SPX Index could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent quarterly coupon is paid with respect to an observation date and how to calculate the payment at maturity if the securities have not been automatically redeemed early. The following examples are for illustrative purposes only. Whether you receive a contingent quarterly coupon will be determined by reference to the closing level of each underlying on each quarterly observation date, and the amount you will receive at maturity, if any, will be determined by reference to the closing level of each underlying throughout the term of the securities. The actual initial level, coupon barrier level and downside threshold level for each underlying will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for the ease of analysis. The below examples are based on the following terms:

Contingent Quarterly Coupon:

7.75% per annum (corresponding to approximately $19.375 per quarter per security)*

With respect to each coupon payment date, a contingent quarterly coupon is paid but only if the closing level of each underlying is at or above its respective coupon barrier level on the related observation date.

Automatic Early Redemption:	If the closing level of each underlying is greater than or equal to its initial level on any of the three quarterly redemption determination dates (beginning approximately nine months after the original issue date), the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount plus the contingent quarterly coupon with respect to the related observation date.
Trigger event:	A trigger event occurs if, on any trading day or index business day from but excluding the pricing date to and including the final observation date, the closing level of either underlying is less than its respective downside threshold level. If a trigger event occurs on any trading day or index business day during the term of the securities, investors will be exposed to the downside performance of the worst performing underlying at maturity.
Payment at Maturity (if the securities have not been automatically redeemed early):

At maturity, investors will receive, in addition to the final contingent quarterly coupon payment, if payable, a payment at maturity determined as follows:

If a trigger event HAS NOT occurred on any trading day or index business day during the term of the securities up to and including the final observation date: the stated principal amount

If a trigger event HAS occurred on any trading day or index business day during the term of the securities up to and including the final observation date: (i) the stated principal amount multiplied by (ii) the performance factor of the worst performing underlying, subject to a maximum payment at maturity of the stated principal amount.

If a trigger event occurs and the final level of either underlying is less than its initial level, the payment at maturity will be less than the stated principal amount of the securities and could be zero.

Under no circumstances will investors participate in any appreciation of either underlying.

Stated Principal Amount:	$1,000
Hypothetical Initial Level:	With respect to the EEM Shares: $42.00 With respect to the SPX Index: 2,500
Hypothetical Coupon Barrier Level:

With respect to the EEM Shares: $29.40, which is 70% of the hypothetical initial level for such underlying

With respect to the SPX Index: 1,750, which is 70% of the hypothetical initial level for such underlying

Hypothetical Downside Threshold Level:

With respect to the EEM Shares: $29.40, which is 70% of the hypothetical initial level for such underlying

With respect to the SPX Index: 1,750, which is 70% of the hypothetical initial level for such underlying

* The actual contingent quarterly coupon will be an amount determined by the calculation agent based on the number of days in the applicable payment period, calculated on a 30/360 basis. The hypothetical contingent quarterly coupon of $19.375 is used in these examples for ease of analysis.

How to determine whether a contingent quarterly coupon is payable with respect to an observation date:

	Closing Level		Contingent Quarterly Coupon
	EEM Shares	SPX Index
Hypothetical Observation Date 1	$32.00 (at or above coupon barrier level)	2,100 (at or above coupon barrier level)	$19.375
Hypothetical Observation Date 2	$22.00 (below coupon barrier level)	2,600 (at or above coupon barrier level)	$0
Hypothetical Observation Date 3	$36.00 (at or above coupon barrier level)	1,400 (below coupon barrier level)	$0
Hypothetical Observation Date 4	$19.00 (below coupon barrier level)	1,200 (below coupon barrier level)	$0

On hypothetical observation date 1, both the EEM Shares and SPX Index close at or above their respective coupon barrier levels. Therefore a contingent quarterly coupon of $19.375 is paid on the relevant coupon payment date.

On each of the hypothetical observation dates 2 and 3, one underlying closes at or above its coupon barrier level, but the other underlying closes below its coupon barrier level. Therefore, no contingent quarterly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each underlying closes below its respective coupon barrier level, and, accordingly, no contingent quarterly coupon is paid on the relevant coupon payment date.

You will not receive a contingent quarterly coupon on any coupon payment date if the closing level of either underlying is below its respective coupon barrier level on the related observation date.

How to calculate the payment at maturity (if the securities have not been automatically redeemed early):

Example 1: A trigger event HAS NOT occurred.

Final Level		EEM Shares: $52.00
		SPX Index: 3,000
Payment at Maturity	=	$1,000.00 + $19.375 (contingent quarterly coupon for the final quarterly period)
	=	$1,019.375

In example 1, the closing levels of both the EEM Shares and SPX Index are at or above their respective downside threshold levels on each trading day and each index business day during the term of the securities. Therefore, a trigger event has not occurred and investors receive at maturity the stated principal amount of the securities and the contingent quarterly coupon with respect to the final observation date. However, investors do not participate in any appreciation of either underlying.

Example 2: A trigger event HAS occurred.

Final Level	EEM Shares: $33.60
SPX Index: 3,000

Payment at Maturity	=	$19.375 (contingent quarterly coupon for the final quarterly period) + [$1,000 x performance factor of the worst performing underlying, subject to a maximum of the stated principal amount]
	=	$19.375 + [$1,000 x ($33.60 / $42.00)]
	=	$819.375

In example 2, the closing level of one underlying is at or above its downside threshold level on each trading day or index business day during the term of the securities, but the closing level of the other underlying is below its downside threshold level on one or more trading days or index business days during the term of the securities. The final levels of both the EEM Shares and the SPX Index are at or above the respective coupon barrier levels on the final observation date. However, because a trigger event has occurred, investors are exposed to the downside performance of the worst performing underlying at maturity, even though one of the underlyings has appreciated. Because the final level of each underlying is greater than its respective coupon barrier level, investors receive the contingent quarterly coupon with respect to the final observation date. The payment at maturity is an amount equal to the contingent quarterly coupon with respect to the final observation date plus (i) the stated principal amount times (ii) the performance factor of the worst performing underlying.

Example 3: A trigger event HAS occurred.

Final Level		EEM Shares: $25.20
SPX Index: 1,000
Payment at Maturity	=	$1,000 x performance factor of the worst performing underlying
	=	$1,000 x (1,000 / 2,500) = $400
	=	$400

In example 3, the closing levels of both the EEM Shares and SPX Index are below the respective downside threshold levels on one or more trading days or index business days during the term of the securities. Therefore, a trigger event has occurred, and investors are exposed to the downside performance of the worst performing underlying at maturity. Because the final level of one or both underlyings are below the respective coupon barrier levels, investors do not receive the contingent quarterly coupon with respect to the final observation date. The payment at maturity is an amount equal to the stated principal amount times the performance factor of the worst performing underlying.

If a trigger event occurs on any trading day or index business day during the term of the securities, investors will have full downside exposure to the worst performing underlying at maturity. Under these circumstances, if the final level of either underlying is less than its respective initial level, investors will lose some or all of their investment in the securities.

iShares® MSCI Emerging Markets ETF Historical Performance

The following graph sets forth the daily closing levels of the iShares® MSCI Emerging Markets ETF for each quarter in the period from January 1, 2013 through June 27, 2018. You should not take the historical values of the iShares® MSCI Emerging Markets ETF as an indication of its future performance, and no assurance can be given as to the closing level of the iShares® MSCI Emerging Markets ETF on the valuation date.

iShares® MSCI Emerging Markets ETF Daily Closing levels January 1, 2013 to June 27, 2018

S&P 500® Index Historical Performance

The following graph sets forth the daily closing levels of the S&P 500® Index for each quarter in the period from January 1, 2013 through June 27, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the closing level of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Closing levels January 1, 2013 to June 27, 2018